UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No._____ )*

                              Vitech America, Inc.
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                                (Name of Issuer)

                           Common Stock (no par value)
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                         (Title of Class of Securities)

                                    928489103
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                                 (CUSIP Number)

        Joel D. Mayersohn, Esq., Atlas, Pearlman, Trop, & Borkson, P.A.,
     200 East Las Olas Boulevard, Suite 1900, Fort Lauderdale, Florida 33301
                                 (954) 763-1200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 13, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                                       SCHEDULE 13D
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CUSIP No. 928489103                                               Page 2 of 6 Pages
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1        | NAME OF REPORTING PERSON
         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         | GEORGES ST. LAURENT, JR.
         | ###-##-####
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2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|_|
         |                                                                                  (b)|X|
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3        | SEC USE ONLY
         |
         |
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4        | SOURCE OF FUNDS*
         |
         | PERSONAL FUNDS
         |
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5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2|_|
         |
         |
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6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         | UNITED STATES OF AMERICA
         |
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     Number of      |    7       SOLE VOTING POWER            743,309 SHARES OF COMMON STOCK
       Shares       |
    Beneficially    |
      Owned by      |
        Each        |
     Reporting      |
       Person       |
        With        |
                    |------------------------------------------------------------------------------
                    |    8       SHARED VOTING POWER
                    |------------------------------------------------------------------------------
                    |    9       SOLE DISPOSITIVE POWER        743,309 SHARES OF COMMON STOCK
                    |------------------------------------------------------------------------------
                    |   10       SHARED DISPOSITIVE POWER
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11      |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        |
        |  743,309 SHARES OF COMMON STOCK
        |
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12      |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
        |
        |
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13      |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        |
        |  6.9% (BASED ON COMMON STOCK OUTSTANDING AT JANUARY 17, 1997)
        |
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14      |  TYPE OF REPORTING PERSON*
        |
        |  INDIVIDUAL
        |
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                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No. 928489103                                       Page 3 of 6 Pages


                                   ATTACHMENT
                                   ----------

ITEM 1.     SECURITY AND ISSUER

      This report relates to the Common Stock (no par value per share) of Vitech America, Inc. (the "Company") whose principal office is located at 8807 Northwest 23rd Street, Miami, Florida 33172.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)   Name:  Georges St. Laurent, Jr.

      (b)   Business Address: 12655 Southwest Center Street, Suite 500,
                              Beaverton, Oregon 97005

      (c)   Present Principal Occupation:  CEO of Western Bank, Oregon

      (d)   Convictions:  None

      (e)   Suits and Proceedings:  None

      (f)   Citizenship:  U.S.A.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The acquisition of securities described previously was derived from the personal funds of Georges St. Laurent, Jr.

ITEM 4.     PURPOSE OF THE TRANSACTION

      Georges St. Laurent, Jr. acquired the aforementioned securities for investment purposes only and not with the purpose or intent of acquiring control of the Company.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      Georges St. Laurent, Jr. would be deemed to be the beneficial owner of 743,309 shares of Common Stock of the Company. Georges St. Laurent, Jr. has the sole power to vote and to dispose of the above securities. Georges St. Laurent, Jr. has purchased the Company's Common Stock as follows:

CUSIP No. 928489103                                       Page 4 of 6 Pages


            No. of Shares             Date Purchased
            -------------             --------------

                100,000                   11/1/96
                593,309        From Note conversion on 11/13/96
                 10,000                  11/14/96
                 10,000                  12/30/96
                 10,000                  12/30/96
                 10,000                  12/31/96
                 10,000                  12/31/96

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Georges St. Laurent, Jr. is the father of Georges St. Laurent, III, the Company's Chief Executive Officer and is also the father of William St. Laurent, the President of the Company. Georges St. Laurent, Jr. is the holder of a Promissory Note, dated December 17, 1996, wherein the Company is to pay Georges St. Laurent, Jr. $5,000,000 within 180 days from the date of the Promissory Note.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            (a) Promissory Note dated May 26, 1995 between Vitech America, Inc., as Payor and Georges St. Laurent, Jr. as Holder.

            (b) Amendment to Promissory Note dated May 26, 1995 between Vitech America, Inc. and Georges St. Laurent, Jr.

            (c) Conversion Option dated May 26, 1995 between Vitech America, Inc. and Georges St. Laurent, Jr.

            (d)   Amendment to Conversion Option, dated November 1, 1995.

CUSIP No. 928489103                                       Page 5 of 6 Pages

                                    SIGNATURE


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  January 21, 1997                           /s/ Georges St. Laurent, Jr.
                                          --------------------------------------
                                          Georges St. Laurent, Jr.

                          Amendment to Promissory Note


This is an amendment to the promissory note dated May 26, 1995. For value received, Vitech America, Inc., a Florida corporation, agrees to pay Georges Campbell St. Laurent, Jr., an individual, the sum of Two Million United States Dollars and No Cents, US$2,000,000.00, on demand. This note shall bear interest of 9% per annum, simple interest, paid monthly commencing thirty days from the date of receipt of funds. This note shall convert to a demand note if the financial condition of Vitech America, Inc. changes in any material way which might lessen the financial ability of Vitech to repay this or any debts. This shall be legal and enforceable according to the laws of the State of Florida.


  /s/ William St. Laurent                                        5-26-95
--------------------------------                               -----------------
William St. Laurent, President                                 Date

                                Conversion Option


In consideration for services rendered and capital provided, Vitech America, Inc., a Florida corporation, located at 8807 N.W. 23rd Street, Miami, Florida, 33172, does grant Georges Campbell St. Laurent the right to purchase $2.0 million worth of "units" of the pending "first-round" private placement offering for capital by Vitech America, Inc. The price of the equity portion of the "units" will be discounted 20% to the final price as set by Underwriters or Vitech as the case may be. Debt portion of the 'units" will not be discounted.


  /s/ William St. Laurent                                       5-26-95
----------------------------------                           -------------------
William St. Laurent, President                               Date


Signed before me this 26th Day of May, 1995.  Personally Known.


       /s/ Linda G. Odom
---------------------------------
Linda G. Odom, Notary Public
State of Florida
My Commission Expires:  2/7/99

                         Amendment to Conversion Option


Considering the successful closing of the Meris Financial Private Convertible Issue, and pursuant to the conversion option dated May 25, 1995, Vitech America, Inc. does grant Georges Campbell St. Laurent, Jr. the right to purchase Five and Nine Hundred Twenty Five Thousandths (5.925%) of the common shares of Vitech America outstanding for Two Million Dollars and No Cents ($2,000,000.00).


  /s/ William St. Laurent                                     11-1-95
------------------------------------                       ---------------------
William St. Laurent, President                             Date


Signed before me this 1st Day of November, 1995.  Personally Known.


       /s/ Linda G. Odom
--------------------------------
Linda G. Odom, Notary Public
State of Florida
My Commission Expires:  2/7/99